EXHIBIT 12.1

Heartland Financial USA, Inc.
Ratios of Earnings to Fixed Charges

The following table sets forth our consolidated ratios of earnings to fixed charges for the periods indicated:

						Nine Months Ended Sept. 30,
	Year Ended December 31,
	2007	2006	2005	2004	2003	2008	2007

Income before income taxes	$36,127	$37,611	$32,876	$28,189	$25,856	$19,056	$27,369

Fixed charges:
Interest expense on deposits	$77,865	$62,530	$42,875	$30,647	$27,763	$48,375	$58,375
Interest expense on borrowings	28,026	22,879	16,041	12,426	9,549	17,611	21,307
Estimated interest within rental expense	582	534	623	450	358	478	437
Total fixed charges	$106,473	$85,943	$59,539	$43,523	$37,670	$66,464	$80,119

Total earnings	$142,600	$123,554	$92,415	$71,712	$63,526	$85,520	$107,488

Total fixed charges	$106,473	$85,943	$59,539	$43,523	$37,670	$66,464	$80,119
Interest expense on deposits	77,865	62,530	42,875	30,647	27,763	48,375	58,375
Total fixed charges excluding interest on deposits	$28,608	$23,413	$16,664	$12,876	$9,907	$18,089	$21,744

Ratio of earnings to fixed charges:
Including deposit interest	2.26	2.61	2.97	3.19	3.61	2.05	2.26
Excluding deposit interest	1.34	1.44	1.55	1.65	1.69	1.29	1.34